UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

York Resources, Inc.

 (Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

987050101

(CUSIP number)

Kevin Timken

Kruse Landa Maycock & Ricks, LLC

136 East South Temple

Twenty-First Floor

Salt Lake City, UT  84111

801-531-7090

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 987050101

1	Names of reporting persons Sugarberry Assets Ltd.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands
Number of shares beneficially Owned by each reporting person with	7	Sole Voting Power 35,000,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 35,000,000
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 35,000,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 61.3% (1)
14	Type of Reporting Person CO

(1) Based on 57,050,000 shares outstanding at November 24, 2009, as disclosed by the Company in its Annual Report on Form 10-K, filed on December 7, 2009.

Item 1. Security and Company.

This Statement relates to the common stock, par value $0.001 per share (the “Common Stock”), of York Resources, Inc., a Nevada corporation (the “Company”). The Company’s principal executive offices are located at Landmark House, 17 Hanover Square, London, W1S 1HU, United Kingdom.

Item 2. Identity and Background.

(a) Name

This statement is filed by Sugarberry Assets Ltd. (“Sugarberry”), a company incorporated under the laws of the British Virgin Islands.

(b) Address

The registered office address of Sugarberry is 3/F, Shun Feng International Centre, 182 Queen’s Road East, Wanchai, Hong Kong.

(c) Present Principal Occupation and Employment

Ravi K. Daswani (“Daswani”) is the sole shareholder, officer and director of Sugarberry. Mr. Daswani is a businessperson, as well as chief executive officer, president and a director of the Company.

(d) Criminal Proceedings

None of Sugarberry or Daswani has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Civil Proceedings

None of Sugarberry or Daswani has during the last five years been a party to any civil proceeding or a judicial or administrative body of competent jurisdiction (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him or it, as the case may be, from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

(f) Citizenship or Place of Organization

Mr. Daswani is a citizen of India; and Sugarberry is organized in the British Virgin Islands.

Item 3. Source and Amount of Funds or Other Consideration.

Pursuant to Share Purchase Agreement dated December 9, 2009, Sugarberry purchased from Kelvin B. Campbell (“Campbell”) 35,000,000 shares of the common stock of the Company (the “Campbell Shares”) for a price of $16,500 or $0.0005 per share. The funds for the purchase came from the working capital of Sugarberry, which in turn came from personal funds of Daswani loaned to Sugarberry.

Item 4. Purpose of Transaction.

Sugarberry acquired the Campbell Shares as an investment. Depending on market conditions and other factors, Sugarberry may acquire additional securities of the Company as it deems appropriate, whether in open market purchases, privately negotiated transactions, private placements with the Company or otherwise.  Sugarberry also may dispose of some or all of the Campbell Shares in the open market, in privately negotiated transactions to third parties or otherwise, provided such transactions are in compliance with applicable securities laws.

Sugarberry intends to use this control block of shares to change the business direction of the Company from precious minerals exploration to renewable energy. In connection with this intent, Sugarberry has nominated for appointment its own slate of directors to replace Campbell who, up until the change of control transaction, was the sole director of the Company.

Neither Sugarberry nor Daswani has any present plans or proposals that would relate to or result in (i) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any material change in the present capitalization or dividend policy of the Company; (v) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions that might impede the acquisition of control of the Company by any person; (vi) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (vii) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the “Act”) or (viii) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Company.

(a)

Sugarberry beneficially owns (as defined by Rule 13d-3 under the Act) 35,000,000 shares, or 61.3% of the shares, of Common Stock outstanding as of fiscal year end September 30, 2009.

(b)

Sugarberry has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 35,000,000 shares of Common Stock.

(c)

Except for the purchase of the Campbell Shares on December 9, 2009, neither Sugarberry nor Daswani effected any transaction in the Common Stock during the past sixty days.

(d)

Not applicable.

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Company.

There are no applicable contracts, arrangements, understandings or relationships.

Item 7. Material To Be Filed As Exhibits.

1.

Share Purchase Agreement between Kelvin B. Campbell as seller and Sugarberry Assets

Ltd. as buyer and dated December 9, 2009.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 16, 2009

SUGARBERRY ASSETS LTD.

By:  /s/ Ravi K. Daswani

Ravi K. Daswani

Title: President